UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 16, 2026

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 16 July 2026 entitled ‘Holding(s) in Company’.

16 July 2026

Holding(s) in Company

Vodafone Group Plc ('Vodafone' or the 'Company') publishes the below TR-1 notification of major holdings in the Company.

This announcement is made pursuant to the requirements of DTR 5.8.12R(1).

Shareholders should refer to Vodafone's announcement regarding total voting rights to determine if they are required to notify their interest in, or a change to their interests in the Company under the FCA's Disclosure Guidance and Transparency Rules.

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00BH4HKS39

Issuer Name

VODAFONE GROUP PUBLIC LIMITED COMPANY

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of financial instruments

3. Details of person subject to the notification obligation

Name

Vega SAS

City of registered office (if applicable)

Paris

Country of registered office (if applicable)

France

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

13-Jul-2026

6. Date on which Issuer notified

15-Jul-2026

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	0.000000	19.87	19.87	4574743685
Position of previous notification (if applicable)

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)

Sub Total 8.A

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Equity Linked Arrangement	22 February 2027 (see Additional Information)	From the date of signing until the maturity date, subject to certain conditions, including the right to request early physical settlement, in whole or in part, if the relevant regulatory conditions are satisfied.	Cash	630000000	2.74
Equity Linked Arrangement	6 July 2027 (see Additional Information)	From the date of signing until the maturity date, subject to certain conditions, including the right to request early physical settlement, in whole or in part, if the relevant regulatory conditions are satisfied.	Cash	1314914562	5.71
Equity Linked Arrangement	6 July 2027 (see Additional Information)	From the date of signing until the maturity date, subject to certain conditions, including the right to request early physical settlement, in whole or in part, if the relevant regulatory conditions are satisfied.	Cash	1314914562	5.71
Equity Linked Arrangement	6 July 2027 (see Additional Information)	From the date of signing until the maturity date, subject to certain conditions, including the right to request early physical settlement, in whole or in part, if the relevant regulatory conditions are satisfied.	Cash	1314914561	5.71
Sub Total 8.B2				4574743685	19.87%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Maya SAS	Vega SAS		19.87	19.87%
The Niel Family Group, comprising Xavier Niel, Jules Niel, John Niel, Elisa Niel and Joseph Niel	Maya SAS		19.87	19.87%

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

If date does not apply, explain below

11. Additional Information

The Expiry Date for the Equity Linked Arrangement expiring on 22 February 2027 described in Section 8.B.2 may be extended, subject to certain conditions, to 22 May 2027.
The Expiry Date for each of the Equity Linked Arrangements expiring on 6 July 2027 described in Section 8.B.2 may be extended, subject to certain conditions, to 6 January 2028.
The financial instruments set out in Sections 8.B.2 are capable of either or both of physical and/or cash settlement. Whether, and the extent to which, each financial instrument listed in Section 8.B.2 will be physically settled or cash settled is subject to the outcome and timing of certain regulatory conditions.

12. Date of Completion

15-Jul-2026

13. Place Of Completion

London, England

- ends -

For more information, please contact:
Investor Relations:	vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone Group
everyone.connected

Vodafone is a leading European and African telecoms company.

We serve around 370 million mobile and broadband customers, operating networks in 17 countries with investments in a further three and partners in over 40 more. We have capacity on more than 70 subsea cable systems - the backbone of the internet - and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 240 million IoT connections globally, and we provide financial services to around 103 million customers across seven African countries - managing more transactions than any other provider.
From the seabed to the stars, Vodafone's mission is to keep everyone connected.
For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: July 16, 2026	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary